PRESS RELEASE

For Immediate Release
19 November 2004

Media Inquiries
Laura Fay 617.210.3867
lfay@evergreeninvestments.com


Evergreen Investments


EVERGREEN INVESTMENTS TO PROPOSE THAT EVERGREEN UTILITIES AND HIGH INCOME FUND MAKE A TENDER OFFER TO REPURCHASE SHARES

BOSTON - Evergreen Investments announced today that it would propose to the Board of Trustees of the Evergreen Utilities and High Income Fund (AMEX:ERH) that the fund make a tender offer to repurchase up to 5 percent of the fund's outstanding shares at net asset value. The Board is expected to consider the recommendation at a meeting on December 9, 2004. The Board of Trustees' consideration is subject to certain conditions set forth in the fund's prospectus dated April 27, 2004.

As described in the fund's prospectus, under the Enhanced Liquidity Plan, the Board is required to consider repurchasing shares in the event that the fund's common shares trade at a discount to net asset value of greater than 5 percent for at least 15 out of 20 trading days during a predetermined measurement period. The first measurement period commenced on October 29, 2004. As of the close of business on November 18, 2004, the fund had traded at a discount of greater than 5 percent for 15 days, initiating the recommendation that the Board consider a tender offer.

In the event the Board approves the tender offer, terms of the offer will be mailed to the fund's shareholders in December.

About Evergreen Investments
Evergreen Investments is the brand name under which Wachovia Corporation (NYSE:WB) conducts its investment management business and is a leading asset management firm serving more than four million individual and institutional investors through a broad range of investment products. Led by 350 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined, team-based asset management. Evergreen Investments manages more than $247 billion in assets (as of September 30, 2004). For more information on Evergreen, please visit www.evergreeninvestments.com.


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